Via EDGAR

August 24, 2016

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Suzanne Hayes, Assistant Director
Irene Paik, Staff Attorney
Joseph McCann, Staff Attorney

Re:	OncoSec Medical Incorporated
Registration Statement on Form S-3, as amended
File No. 333-213036
Request for Acceleration

Dear Sir or Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, OncoSec Medical Incorporated, a Nevada corporation (the “Registrant”), hereby requests that the above-referenced Registration Statement on Form S-3 (as amended, the “Registration Statement”) be declared effective at 4:00 p.m., New York City time, on August 25, 2016, or as soon thereafter as practicable on such date.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

We appreciate your time and attention to this request. Please direct any comments or inquiries regarding this request to me, at (855) 662-6732 (telephone) or pdhillon@oncosec.com (e-mail), or to Steven G. Rowles of Morrison & Foerster LLP, at (858) 720-5198 (telephone) or srowles@mofo.com (e-mail).

Very truly yours,

By:	/s/ Punit Dhillon
Name:	Punit Dhillon
Title:	President and Chief Executive Officer

cc:	Richard B. Slansky, Chief Financial Officer
Steven G. Rowles, Esq., Morrison & Foerster LLP